445	Exhibit 4.4

Exhibit 4.4

Aegon Group long term variable compensation

plan rules 2019 for other staff

Previously submitted to DNB	August 22, 2011
Revised and updated:	February 2019
Approved by the Aegon N.V. Supervisory Board	February 2019

DEFINITIONS
Agreement:

the agreement between the Participant and the Company concluded at the start of participation in the Plan Rules containing the terms and conditions relating to the Variable Compensation under the Plan Rules.

Aegon or the Company:

Aegon N.V., a public limited liability company incorporated under Dutch law and having its statutory seat at Aegonplein 50, 2591 TV, The Hague, the Netherlands and, where applicable, any of its Subsidiaries.

Aegon Group:	Aegon N.V. and its Subsidiaries.
Allocation:	means the allocation of a Variable Compensation Grant following the Ex ante risk assessment pursuant to clause 3.5 and the assessment of actual realized performance on the Performance Indicators.
Business Day(s):	any day on which the Euronext stock exchange in Amsterdam, the Netherlands (or its successor) is open for business.
Change of Control:	a transaction or series of transactions or the conclusion of an agreement, that either alone or taken together may result in an outside party obtaining Control of the Company.
Claw Back:	means the claw back right of the Company pursuant to clause 3.7.
Committee:	the Remuneration Committee of the Supervisory Board.
Compliance Officer:	the Compliance Officer of Aegon.
Control:

means (i) the possession, directly or indirectly, of the majority of the outstanding shares in the capital of the Company, or (ii) the ability, directly or indirectly, to vote on the majority of the outstanding shares in the capital of the Company or (iii) the ability, directly or indirectly, to appoint the majority of the members of the Executive Board and/or the Supervisory Board.

Disability or Disabled:	a Participant who is totally and permanently disabled, as defined by any or locally applicable disability law.
Ex-ante risk-based assessment:	means the assessment referred to in clause 3.5. Executive Board: the Executive Board of the Company.
Fixed Salary:	the annual amount of fixed compensation to be determined as part of the Total Compensation, including holiday allowance and 13th month, if any.
Grant(s):	the conditional grant of Long Term Variable Compensation to a Participant in relation to the Plan Year, as set out in section 2 of the Plan Rules.
Grant Date:	has the meaning attributed hereto in clause 2.8.
Grant Price:	means the volume weighted average Share price on the Euronext stock exchange in Amsterdam, the Netherlands during the period 15 December preceding the Plan Year and 15 January of the Plan Year.
Holding Period:	means the holding period as referred to in clause 4.4.
Identified Staff	employees of Aegon Group who have been classified by the Company as Identified Staff.
Material Risk Takers:

employees of Aegon Group who have been classified by the Company as Material Risk Takers, including the employees whose positions have been labelled as an ‘Identified Staff’ position under CRD IV, AIFMD and/or UCITS V.

Long Term Variable Compensation:	the long term variable component of the Total Compensation, which will be paid in Shares in accordance with these Plan Rules.
Long Term Variable Compensation

the Long Term Variable Compensation Plan Rules that set out the terms and conditions Plan Rules or Plan Rules: of the Long Term Variable Compensation, per this document, as may be amended from time to time.

Other Staff:	a Participant (including Staff in Control Functions) who does not qualify as an Executive Board Member or Material Risk Taker
Participant:	an employee of Aegon Group and who has accepted the terms and conditions of the Long Term Variable Compensation Plan Rules by signing the Agreement or any other action indicating acceptance of these.

Aegon Annual Report on Form 20-F 2019

446	Exhibit 4.4

Pay-out or Paid-out:	means the pay-out of all or part of the Long Term Variable Compensation after the third financial year (i.e. the second year following the Performance Year) in accordance with these Plan Rules.
Pay-out Date:	means the date of a Pay-out in accordance with these Plan Rules.
Performance Indicators:	the one-year performance indicators which will be used to calculate the Long Term Variable Compensation to be allocated to a Participant regarding the Plan.
Plan Year or Performance Year:

the financial year 2019 during which these Plan Rules are in place. In the event the Plan Rules are terminated prior to the end of the financial year, the expression ‘Plan Year’ shall refer to the period between January 1 and the date of termination.

Release(d):

means the release and settlement by the employing Company of any Shares to the Participant following Vesting, or, in case a Holding Period applies at the end of such Holding Period, in accordance with these Plan Rules.

Release Date:	the date of Release.
Remuneration Framework:	the Aegon Group Global Remuneration Framework 2019 as may be amended from time to time.
Retirement:

the (early) actual retirement of a Participant, either (i) under a pension plan of the Company or any of its Subsidiaries, as shall be in place from time to time or (ii) subsequent to a decision of the Company in accordance with the Company’s articles of incorporation or an individual employment contract. If under local laws the starting date of (early) retirement is at the option of the Participant, a Participant will only be considered a Good Leaver if such Participant actually starts drawing (early) retirement benefits.

Sale:	a sale of all or substantially all the shares in the capital of the Company or all or substantially all of the assets of the Company and its Subsidiaries.
Shares:	a common share in the capital of the Company, with a nominal value of EUR 0.12 (twelve eurocent), as may be granted as part of the Long Term Variable Compensation.
Subsidiary:	a direct or indirect subsidiary of the Company determined as such by the Company for the purpose of these Plan Rules.
Supervisory Board:	the Supervisory Board of the Company.
System:

an internet application made available by Aegon which facilitates a Participant with information and the possibility to conduct transactions regarding the Shares or any other system designated by the Executive Board for such purpose.

Total Compensation:

the Total Direct Compensation during a calendar year for a Participant which consists of a Fixed Salary, Long Term Variable Compensation and any other arrangement(s) regarding variable compensation in cash (if any) that may apply to a Participant.

Vest(ing):

the occasion upon which a Participant is transferred the unconditional legal ownership of allocated Shares, as set out in the Plan Rules; notwithstanding that Release of Shares may only take place after the lapsing of a Holding Period (where applicable).

Vesting Date:	the date on which the Shares will Vest in accordance with the Plan Rules.

Words or expressions used in these Plan Rules shall, where appropriate, be interpreted as follows:

1.1.1.	Definitions and terms used in these Plan Rules can be found in the list of Definitions and these Plan Rules; these definitions as stated therein shall be binding.

1.1.2.	All references to the masculine gender include the feminine and vice versa.

1.1.3.	All references to singular include the plural and vice versa if the context so requires.

1.1.4.	All headings and sub-headings are for ease of reference only, and shall not affect the interpretation of any clauses of these Plan Rules.

1.1.5.	All references to any enactment or terms under Dutch law shall be extended to other applicable laws or terms of any other country, or region of a country.

1.1.6.

All references to tax and/or social security contributions and/or withholding taxes include any tax, social security contribution or withholding tax that is levied or withheld in the Netherlands or any other applicable jurisdiction.

1.1.7.	In these Plan Rules, unless the context otherwise requires, the capitalized words and expressions shall have the meaning as set forth in the list of Definitions.

1.1.8.	In these Plan Rules, the terms “employee(s)” and “employment” are used for persons working at Aegon Group irrespectively of the legal status of such relationship in the relevant country.

1.	Introduction and purpose

1.1.

These Long Term Variable Compensation Plan Rules are intended to provide for Long Term Variable Compensation in the form of Shares to eligible employees of Aegon Group and its Subsidiaries who qualify as Other Staff (not being an Executive Board member or Material Risk Taker) and become a Participant to strengthen their commitment to the Company’s business strategy,

Aegon Annual Report on Form 20-F 2019

447	Exhibit 4.4

risk tolerance and long-term performance, as further set out in the Remuneration Framework or any other arrangements applicable to Participants.

1.2.	These Plan Rules are subject to the terms and conditions of the Remuneration Framework and/or other arrangements regarding variable compensation that may apply to the Participant.

1.3.	In the event of any discrepancies or inconsistencies between these Plan Rules and the Remuneration Framework, the latter shall prevail.

2.	Conditional Grant Variable Compensation

2.1.	The Company may grant a Participant a conditional entitlement to Long Term Variable Compensation.

2.2.

A conditional entitlement to Long Term Variable Compensation will only be made to a Participant upon acceptance of these Plan Rules. The Participant will sign an Agreement offered by the Company to such effect or any other action indicating acceptance of these.

2.3.

A Participant who becomes an employee of the Company during the Plan Year, and who has signed an Agreement during the first six months of the Plan Year, may be granted a conditional entitlement to Long Term Variable Compensation which shall be on a pro rata basis to reflect the period of active service. Any deviations from this pro-rata principle and any Grants made upon employment at a later stage during the Plan Year will require prior approval of the Company.

2.4.

The number of Shares to which a Participant will be conditionally entitled shall be calculated by dividing the Long Term Variable Compensation by the Grant Price and the outcome shall be rounded down to the nearest share. Any changes in the Fixed Salary during the Plan Year may have an impact on the Variable Compensation, to be determined by the Company in its sole discretion.

2.5.

The Long Term Variable Compensation is conditionally granted and the conditional right to Long Term Variable Compensation is subject to the conditions precedent (i) that, unless stated otherwise or approved by the Company, the Participant will remain employed within the Aegon Group uninterruptedly until the Vesting Date of each part of the Long Term Variable Compensation, (ii) that the minimum levels of the Performance Indicators are achieved, as further set out in clause 3.1 of these Plan Rules and (iii) an Ex-ante assessment as set out in clause 3.5 of these Plan Rules has been carried out.

2.6.

The employment of the Participant is considered continued uninterruptedly in the case where the Participant’s employment is terminated due to long-term ill health, disability, (early) retirement, death or reduction of work force or redundancy of the job or position of the Participant without cause by the Participant, during the period until a Vesting Date and, consequently, such Participant is considered to be a “Good Leaver”[1]. In addition, the Company may, at its full discretion, declare a Participant to be a Good Leaver. Long term ill health, disability and (early) retirement shall have the meaning as defined under the applicable rules and regulations within Aegon, or in the absence thereof, as determined under the applicable local laws and regulations. In case of any unclarity on whether the Participant qualifies as a Good Leaver, the Company in its sole discretion will decide.

2.7.

In the event of termination of employment of a Good Leaver during the Plan Year, in principle, the Long Term Variable Compensation that shall Vest shall be pro-rated to reflect the period of active service from the Grant Date until the termination of employment, subject to the final approval of the Company. The Long Term Variable Compensation that shall Vest shall be determined and paid out in accordance with section 4 of these Plan Rules after the adoption of the Annual Report at the Annual General Meeting of Shareholders, subject to any Holding Period.

2.8.

The Grant Date will be January 1, 2019, irrespectively whether the amount and/or value of the conditional Long Term Variable Compensation and/or the Performance Indicators will be set later. The Grant Date of any conditional Variable Compensation to Participants during a Plan Year pursuant to clause 2.3 will be the date of employment, unless agreed otherwise between the Company and the Participant.

3.	Allocation, Vesting, Pay-out and Release of Long Term Variable Compensation

3.1.

After the Performance Year, the Company shall assess the realized performance of each Performance Indicator and a comparison will be made between the minimum, target and maximum levels of the Performance Indicators and the realized performance. Subsequently, the amount of the Long Term Variable Compensation (including the number of Shares) that will be Allocated will be established.

3.2.

Subject to the Ex-ante risk-based assessment referred to in clause 3.5, the Long Term Variable Compensation that is Allocated, if any, shall Vest and be Released to the Participant as soon as possible in accordance with payroll requirements of a Subsidiary after the adoption of the Company’s Annual Report relating to the third financial year (i.e. the second financial year following the Performance Year) at the respective Annual General Meetings of Shareholders or after a further Holding Period as set out in clause 4.4.

[1]

To qualify as a “good leaver” the participant should not leave to work for a competitor in the context of e.g. voluntary early retirement, nor should the participant exit the company voluntary (including voluntary redundancy).

Aegon Annual Report on Form 20-F 2019

448	Exhibit 4.4

3.3.

Any details as referred to in clause 3.1 and 3.2 regarding (i) the amount of Allocated Long Term Variable Compensation, including the number of Shares and (ii) related Pay-out and Release of such Shares and (iii) any Holding Period (if applicable), will be notified to the Participant in writing.

3.4.

Except in the event a Participant is a Good Leaver, the Long Term Variable Compensation that is conditionally granted will become null and void on the date that the employment of the Participant is terminated prior to a Vesting Date of the Long Term Variable Compensation.

3.5.

The Allocation of any part of the Long Term Variable Compensation is subject to an Ex-ante risk-based assessment by the Company in order to determine whether conditionally granted Long Term Variable Compensation should be Allocated in full or should be Allocated applying a downwards adjustment.

This Ex-ante risk-based assessment will be applied in order to:

(i)	ensure that the projected Variable Compensation is aligned with the risk profile of the Aegon Group and Reporting Unit/Subsidiary;

(ii)	provide a perspective on the long-term financial and risk effects of the equity element of Variable Compensation;

(iii)	take into account quantitative and qualitative Aegon Group, Reporting Unit/Subsidiary and individual factors mitigating performance results.

3.6.	The Company shall carefully consider the outcomes of review these Ex-ante risk-assessment criteria in detail at each Allocation and Vesting Date and document its findings.

3.7.

The Company shall be authorized, in accordance with applicable laws and regulations, to reclaim (‘Claw Back’) any Long Term Variable Compensation (whether Vested, Paid-out or Released) to the Participant in case of:

(i)	incorrect data (including non-achievement of Performance Indicators on hindsight);

(ii)	material financial restatements[1];

(iii)	individual gross misconduct of the Participant;

(iv)

an instruction or request by a regulator to the Company to apply the Claw Back or to apply other measures, which will be deemed to be serious grounds (in Dutch: zwaarwegend belang) for the Company to comply with such instruction or request; or

(v)	other circumstances as determined in applicable legislation from time to time.

3.8.

In the event of a Claw Back the Company will determine the gross amount in cash that is subject to Claw Back. All or part of the Paid out, Vested and Released Variable Compensation that is subject to Claw Back will need to be repaid by the Participant at first demand by the Company as a gross amount in cash. The entitlement on all or part of the Variable Compensation that is Vested and not yet Paid-out or Released that is subject to Claw Back will lapse. Any Shares will be taken into account at the Grant Price of the original allocation of the award. The Company will be entitled to set-off or settle any gross amount owed by the Participant to the Company (i) by any current or future obligations permitted by law (including but not limited to any salary payments or pension payments) that the Company has against the Participant and/or (ii) against any Allocated but not yet Paid-out and/ or vested but not yet Released Variable Compensation, whereby any Shares will be taken into account for the Grant Price. If and to the extent the Company does not exercise the set-off or settlement right, the Participant will repay the gross amounts due at first demand by the Company.

3.9.

The Company shall inform the Participant as soon as possible of the outcome of the Ex-ante and Claw Back assessment and its decision. The Participant shall have no claim for damages, compensation or otherwise against the Company or a Subsidiary for any consequences (whether financial, tax, governmental, personal or other consequences) following the Ex-ante or Claw Back assessments resulting in the Long Term Variable Compensation being adjusted downwards or being offset.

3.10.

The Company may, in its sole discretion, direct the Executive Board or the management board of a Subsidiary to determine whether any further action may be necessary with respect to the Claw Back assessment for any local circumstances.

3.11.	No dividend or interest will accrue on any part of the Long Term Variable Compensation before Vesting in accordance with these Plan Rules.

3.12.

Vested Shares, whether or not subject to a Holding Period as set out in clause 4.4, will accrue regular dividends (if any) as from the Vesting Date. Accrued dividends will be paid out in cash, unless the Company determines the dividends on the Shares granted under these Plan Rules to be paid out in shares or in cash and/or Shares at the option of the Participant.

The Company may determine the form of dividend to be paid on the Shares granted under these Plan Rules annually in its sole discretion and irrespectively of the form of dividend to be paid on Shares held by other shareholders.

3.13.	The Company reserves the right to withhold the payments of any dividend if the related costs for the Company exceed the amount of such dividend.

3.14.

In connection with any actual or potential Sale or Change of Control or a transaction concerning the sale of the Company, a Subsidiary or business unit within Aegon Group, the Company will take all such actions hereunder as it may determine to be necessary or appropriate to treat Participants equal and equitably hereunder, at the discretion of the Supervisory Board,

[1]	Not resulting from mandatory restatements resulting from changes in IFRS and other applicable financial reporting regulations.

Aegon Annual Report on Form 20-F 2019

449	Exhibit 4.4

including without limitation the modification or waiver of applicable Performance Indicators, and whether to establish or fund another arrangement intended for variable incentives. The Company may, in its sole discretion, direct the Executive Board or the management board of a Subsidiary to determine whether any further action may be necessary in the event of a Sale or Change of Control of a Subsidiary or business unit.

3.15.	In relation to the prior article, and at other occasions to be determined by the company in its sole discretion, the company may accelerate the vesting of awards that have not been vested yet.

4.	Terms and Conditions regarding the Shares

4.1.

Transfer of ownership of the Shares to the Participant shall take place on the relevant Vesting Date and will be settled by the Participants employing entity. Upon Vesting, the Shares and any transactions regarding the Shares will be at the risk and for the account of the Participant.

4.2.

At each of the Vesting Dates, the Shares, less the number of Shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the Vesting of the Shares, are settled and shall be registered in a current account of the Participant held at the System.

4.3

The Shares of any Participants in the United States will be transferred to a current account of the Participant held at Citi Bank in the United States. Upon discretion of the Company, Participants who are otherwise liaised to the United States may also be requested to hold an account with Citibank in the United States for this purpose. Such Participants will be notified in advance.

4.4.

Notwithstanding Vesting, the Company may impose a restriction on the Participant to hold the Shares for a certain Holding Period following the relevant Vesting Date and the Participant will, if such restriction is imposed, not be entitled to execute any transactions regarding the Shares during this Holding Period, except as provided in clause 4.2 of these Plan Rules. After this Holding Period, the Shares shall be Released and the Participant will be entitled to exercise its rights relating to the Shares as provided for in these Plan Rules. For the avoidance of any doubt, this restriction will not be affected (i.e. the Holding Period remains in full force and effect) if the employment of a Participant is terminated for whatever reason. However, the Holding Period and the restrictions to execute transactions regarding the Shares will end in case of and at the date of death of the Participant. The applicable Holding Period, as referred to in this section will be notified to the Participant in writing and/ or via the administration system.

4.5.

Release of any Shares will take place at the Release Date, which may take place following the Vesting Date, or, in case a Holding Period applies as set out in clause 4.4, following the end date of the relevant Holding Period.

5.	Transactions regarding the Shares

5.1.	The Participant can only perform any Transactions regarding Shares, once they have been Vested and Released, in accordance with section 4 and subject to the conditions of sections 6 and 7.

5.2.

Transactions regarding the Shares can be executed only by submitting an order in the System. Transactions regarding the Shares can be executed on Business Days only. If it is not possible to exercise on the indicated day (for any reason), the exercise will take place on the first Business Day on which exercising the order will be possible, such at the risk of the Participant.

5.3.

When the Participant has filed an order to sell all or part of the Shares, the Company will use its best efforts to sell the number of Shares indicated by the Participant at the Euronext stock exchange in Amsterdam, the Netherlands as soon as possible after the request as referred to in clause 5.2 of these Plan Rules has been processed in the System.

5.4.

The Company shall pay the value of the Shares as calculated on the basis of the Share price at the Euronext stock exchange in accordance with clause 5.3 of these Plan Rules as soon as possible after the order has been processed and the Shares have been sold. The Company shall be entitled to withhold any (trade)costs, taxes (or other amounts to be deducted) due on the value of the Share after exercise. The remaining amount shall be remitted to the Participant in accordance with the Participant’s instructions as documented in the System. The Participant hereby accepts the tax consequences of any transactions regarding the Shares. In case of late payment the Company will have no obligation to compensate interest to the Participant.

5.5.

Upon the termination of employment of a Participant, the Shares that have Vested pursuant to clause 3 shall, at the option of the Participant (or the legal personal representative of the deceased Participant), (i) remain registered in the System or at the current account with Citibank in accordance with in clause 4.3 above, (ii) be transferred into another current account as designated by the Participant to the Company or (iii) be sold and be paid to the Participant in accordance with clauses 5.3 and 5.4 of these Plan Rules. Such transfer or sale and the corresponding payment shall be executed during an open period at the later of (i) 90 days following the termination or (ii) at the lapse of the Holding Period (if applicable) set out in clause 4.4 of these Plan Rules or as soon as possible thereafter.

5.6	The Company shall not be liable in any way for acceptance of orders to trade shares or execution of such orders.

5.7.

The Participant is responsible for all filings and recording of information related to, but not limited to, his personal tax obligation. The Participant indemnifies the Company for any liability in this respect.

Aegon Annual Report on Form 20-F 2019

450	Exhibit 4.4

5.8.

The costs of any transactions regarding the Shares will be for the account of the Participant. The Company is entitled to amend the procedure for transactions regarding the Shares from time to time at its absolute discretion. The Company will inform the Participant of any relevant change in the procedure.

5.9.	The costs of any transactions regarding the Shares will be for the account of the Participant.

6.	Regulatory restrictions and inside information

6.1.

The Shares are stocks traded at the Euronext stock exchanges in Amsterdam and NYSE New York and, consequently, are governed by laws and regulations with regard market abuse. Market abuse is a concept that encompasses unlawful behavior in the financial markets, and should be understood to consist of insider dealing, unlawful disclosure of inside information, and market manipulation.

6.2.

The Aegon N.V. Insider Dealing Policy, as amended from time to time, establishes measures to reduce the risk that inside information is disclosed, or that private transactions conducted by Aegon Employees raise suspicion that such information has been misused.

6.3.

The Participant must at all times comply with the Aegon N.V. Insider Dealing Policy. The policy includes general principles that are applicable to all Participants, whereas additional duties and responsibilities apply to Participants who have been identified as an insider by the Global Head of Regulatory Compliance. Other Participants who do not qualify as an insider under the Aegon N.V. Insider Dealing Policy, must comply with specified additional requirements, as referred to in that policy as may be amended from time to time.

6.4.

The Participant may request the Global Head of Regulatory Compliance as to whether a prohibition, restriction or obligation contained in the policy applies to him or her. The Participant will at all times remain fully responsible for compliance with the Aegon N.V. Insider Dealing Policy and related laws and regulations.

7.	Additional conditions

7.1.

The costs, legal mandatory tax deductions, employee social insurance premiums and possible other deductions by the government relating to Long Term Variable Compensation shall be for the account of the Participant and shall be deducted from the account of the Participant in the System, or alternatively from the salary payment to the Participant or the pension payment to the Participant as permitted by law. Cost for maintaining the Plan shall be borne by the Company.

7.2.

The Shares that have been granted as Long Term Variable Compensation are strictly personal and the right to receive such Shares cannot be assigned or transferred in any way or in any other manner of passing of title. The Shares that have been conditionally granted but not been vested, transferred or released cannot be pledged or encumbered in any way. Rights to any conditionally allocated Shares that may have been assigned, transferred, pledged or encumbered in any manner in contravention of this clause become null and void and will not be delivered or transferred to the Participant.

7.3.

The Participant hereby acknowledges and agrees that Aegon may disclose certain details to any governmental or regulatory authority (including tax authorities) regarding the Shares that a Participant has been conditionally granted and/or allocated including but not limited to the number, the value and any dividend regarding the Shares.

7.4.

It is not allowed to hedge the Shares, for example by the selling or purchasing of options on Shares, whether or not marketable. Participants breaching this obligation will forfeit all conditionally granted Shares and may be subject to further action by the Company.

7.5.

In the event of any changes in the capital structure of the Company between the start of the Plan Year (conditional grant of Long Term Variable Compensation) and the Vesting of Shares which results in an increase of the total share capital or a material change in the structure of the share capital or share premium of the Company and a change in the economic equivalence of the Shares, or on the basis of any applicable legislation, the Company may at its absolute discretion adjust the number of conditionally granted Shares in accordance with customary anti-dilution market practice provisions.

7.6.

Granting the Long Term Variable Compensation to the Participant according to these Plan Rules is restricted to the Plan Year. Granting of Long Term Variable Compensation during any other financial year is the absolute discretion of the Company.

The Company has no obligation to grant Long Term Variable Compensation in the future.

7.7.

The Company may at any time unilaterally amend any term or condition of these Plan Rules. In particular, the Company is free to amend any term or condition in the case of new (fiscal, employment or other) legislation and/or amended regulations and/ or directions, requests or instructions by or on behalf of any financial supervising authorities and/or other guidelines as applicable from time to time within the financial sector.

7.8.

The Shares do not form part of the employment agreement of any Participant, nor grant any Participant any employment rights or guarantee employment as an employee of the Company and no (future) rights or benefits can be obtained or implied other than as specifically set out in these Plan Rules.

7.9.

No damages or compensation shall be payable in consequence of the termination of employment (whether or not in circumstances giving rise to a claim for wrongful or unfair dismissal or local equivalent thereof) or for any other reason whatsoever to compensate him for the loss of any rights the Participant would otherwise have had (actual or contingent) under

Aegon Annual Report on Form 20-F 2019

451	Exhibit 4.4

these Plan Rules and the Participant shall be deemed irrevocably to have waived any such rights to which it may otherwise have been entitled.

7.10.

No individual shall have any claim against the Company arising out of his not being admitted to participation in these Plan Rules which (for the avoidance of doubt) is entirely at the full discretion of the Company.

7.11.

No Participant shall be entitled to claim compensation from the Company in respect of any sums paid by him pursuant to these Plan rules or for any diminution or extinction of his/her its rights or benefits (actual or otherwise) under any Long Term Variable Compensation held by him/her following the lapse for any reason of any Long Term Variable Compensation held by him or otherwise in connection with these Plan Rules.

7.12.

There is either a contractual necessity or there is a legitimate interest for Company to collect, store, use, process and transfer, in electronic or other form, of personal Data (as defined below) by and among, as applicable, the Company and / or by the System for the exclusive purpose of implementing, administering and managing his/her Long Term Variable Compensation, and the transfer of such Data by them to government and other regulatory authorities for the purpose of complying with legal obligations in connection with any Grants and/or vesting of Long Term Variable Compensation and dividends (Purpose).

The Company is the data controller of these Data.

7.13.

This data may include the Participant’s name, home address and telephone number, email address, date of birth, social security number or other identification number, salary, nationality, job title, details of all rights and any other entitlement to shares (conditionally) granted, allocated, awarded, cancelled, purchased, vested, unvested or outstanding (Data). This Data is accessible by the vendor of the administration system[1] and information is shares with brokers for the relevant Purpose. The Participant is responsible to keep the Data and the broker and bank account details up to date in the System.

7.14.

Data may be transferred to any third parties assisting in the implementation, administration and management in connection with these Plan Rules that these recipients may be located in his/her country, or elsewhere including outside the European Economic Area, and that such location may have less adequate data privacy laws and protections than the Participant’s own country.

7.15

Data will be held only as long as necessary to implement, administer and manage these Plan rules. The Participant may, at any time, view the Data, request additional information about the storage and processing of the Data, require any necessary amendments to the Data or refuse or withdraw the consents herein, in any case without cost.

7.16.	If any provision in these Plan Rules is held to be invalid or unenforceable, no other provision of these Plan Rules will be affected thereby.

7.17.	These Plan Rules are governed by Dutch Civil Law.

7.18.

These Plan Rules shall apply for the Plan Year 2019 and will remain in force until the earlier of (i) any amendments are made to these Plan Rules and (ii) these Plan Rules are terminated by the Company, provided that no Grants will be made under these Plan Rules after December 31, 2019.

7.19.	These Plan Rules will not be considered an amendment or adjustment of any short-term or long-term variable compensation plans existing prior to January 1, 2019.

[1]	For vendor and broker details hrmysharesupport@aegon.com can be contacted.

Aegon Annual Report on Form 20-F 2019